SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: November 1, 2005

Exhibit Index

Exhibit No.	Exhibit Name
99.1	Press Release issued November 1, 2005

Océ announces completion of merger with Imagistics International Inc.

Venlo, the Netherlands, November 1, 2005 - Océ N.V. announced today the completion of its acquisition of Imagistics International Inc. (NYSE: IGI). The acquisition of Imagistics was commenced by a cash tender offer by Océ’s wholly-owned subsidiary Orange Merger Corp. to purchase all of the outstanding shares of common stock (including the associated Series A Junior Participating Preferred Stock purchase rights) of Imagistics, at a price of $42.00 per share, net to the seller in cash. As previously announced, the initial tender offer period expired at midnight on October 18, 2005, and the subsequent offering period expired at 5:00 p.m., New York City time, on October 28, 2005.

The acquisition was completed on October 31, 2005 through Orange Merger Corp.’s exercise of an option, granted in the merger agreement, to purchase newly issued shares from Imagistics that, when added to the number of shares owned by Orange Merger Corp., represented over 90% of Imagistics’ issued and outstanding common stock. Orange Merger Corp. was then merged with and into Imagistics. All outstanding shares of Imagistics’ common stock not purchased by Orange Merger Corp. in the tender offer (except for any shares for which appraisal rights under applicable law have been properly exercised) were converted into the right to receive $42.00 per share, net to the seller in cash. As a result of the merger, Imagistics’s shares will no longer be listed on the New York Stock Exchange.

November 1, 2005

Océ N.V.

Venlo, the Netherlands

For further information:

Investor Relations:

Pierre Vincent

Senior Vice President Investor Relations

Venlo, the Netherlands

Telephone +31 77 359 2240

E-mail investor@oce.com

Press:

Jan Hol

Senior Vice President Corporate Communications

Venlo, the Netherlands

Telephone + 31 77 359 2000

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://investor.oce.com